Exhibit 99.1

NEWS RELEASE

Fortuna announces successful completion of process plant performance test at the Séguéla Gold Mine, Côte d´Ivoire

Vancouver, September 7, 2023-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that the processing plant performance test was successfully completed at its Séguéla Mine in Côte d´Ivoire in August. The processing plant achieved designated performance criteria over the test period of 168 hours, which ultimately brings to conclusion the engineering, procurement, and construction contract with Lycopodium. During the performance test, the processing plant demonstrated the following notable design parameters at average head grades greater than 4.5 grams per tonne:

•         Crushing circuit throughput exceeding 190 tonnes per hour averaging >75% availability;

•         Milling circuit throughput exceeding 156 dry tonnes per hour averaging >94% availability;

•         Mill grind size (P80) less than 75 micron;

•         Elution strips once daily;

•         Tails solution losses as low as 0.011 parts per million; and

•         Gold recoveries between 85 to 95%.

Jorge A. Ganoza, President and CEO, commented: “The completion of the performance test closes the successful construction and commissioning phase of the Séguéla Mine. Completing this project on time and on budget during globally challenging times has been a great achievement, and we now look forward to realizing the full value of the project.”

Séguéla poured first gold on May 24, 2023 (refer to Fortuna news release dated May 25, 2023) and has since ramped up production to current levels, which are exceeding nameplate capacity. During the month of August, mill throughput averaged 172 tonnes per hour, exceeding nameplate capacity by 14 percent.

Since first gold pour, Séguéla has produced a total of 21,716 ounces of gold in doré.

Gold in doré produced:

Month	Production (oz)
May 24 - June	4,023
July	6,008
August	11,685

Fortuna is working on updating Séguéla´s life of mine plan to include the Sunbird mineral deposit, where infill drilling was completed mid-year. The Company reiterates Séguéla´s 2023 annual production guidance of 60,000 to 75,000 ounces of gold (refer to Fortuna news release dated January 17, 2023).

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; statements regarding the Company’s expectations for updating Séguéla’s life of mine plan to include the Sunbird mineral deposit; estimated Séguéla production forecasts for 2023; exploration plans; the future results of exploration activities; and the Company’s business strategy, plans and outlook. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations and development projects, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the ability of the Company to successfully contest and revoke the resolution issued by SEMARNAT which annuls the extension of the environmental impact authorization for the San Jose Mine; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labour relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2022. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the Company will be successful in challenging the annulment of the extension to the San Jose Mine environmental impact authorization; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.